EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

May 8, 2017	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO SILVER & GOLD MINES PROVIDES UPDATE ON ITS AVINO PROPERTY

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6: FSE, “Avino” or “the Company”) announces the following updates from its Avino property in Durango, Mexico.

Avino is pleased to announce that the plans which were discussed in January, 2017 are progressing very well. The updates below from its Avino and San Gonzalo Mines include the ongoing plant and mine expansion to increase throughput capacity at the processing plant by approximately 70%, as well as the advancement of the Oxide Tailings Resource project with the recently announced positive Preliminary Economic Assessment. Additionally, an optimization review of our internal operating plan was carried out which prompted discussions and studies on Tailings Storage Facility (“TSF”) alternatives. The foregoing resulted in a recommendation to use tailings as backfill, which led to a temporary halt in construction of the new TSF in order to gain a further understanding of this possible alternative.

"We are extremely pleased with the progress being made with respect to our 2017 plans. As I stated in January, these significant plans will support the company’s growth efforts, further develop and maintain a solid production profile going forward, and continue to create long-term shareholder value. I am very proud of the dedication and efforts of our team at the Avino mine site who are working very hard to ensure the planned work is progressing on schedule."

David Wolfin – President & CEO Avino Silver & Gold Mines Ltd.

Plant and Mine Expansion Updates

Mill Expansion – Circuit #4

The addition of Circuit #4 which will have an identical throughput capacity as Circuit #3, with the same size ball mill, flotation cells, concentrate thickener and filter press, is on schedule and on budget.

The civil work for the ball mill foundation, feed conveyor and the reclaim tunnel has commenced and the forming and rebar work has started with the ball mill pedestals. The pad for the flotation cells, as well as the thickener foundations, has been poured. In addition, the electrical substation has been installed and wiring of the electrical components is well underway. Please click on the attached link http://www.avino.com/s/photos.asp?ReportID=789007 to view photos showing 1) the rebar of the ball mill pedestals, 2) the thickener foundations, and 3) the pad for the flotation cells.

The company acquired a previously used ball mill in excellent condition which has arrived on site and is currently being prepped for installation. The company has also ordered the long lead items which included new flotation cells, thickener and filter press; accordingly, the delivery dates will dictate the completion schedule. The ball mill bearing surfaces are currently being cleaned and prepared for installation once the mill foundations have been poured.

The existing crushing plant will be upgraded to accommodate the higher throughput with a new larger Sandvik tertiary cone crusher, which has been ordered.

The company has obtained the services of a local Durango company to fabricate the structural steel components and conveyors that will be shipped to the site in accordance with the construction schedule.

Avino Silver & Gold Mines Ltd. – News Release – May 8, 2017
Avino Silver & Gold Mines Provides Update On Its Avino Property

The Initial mill feed for Circuit #4 will come from existing surface stock piles while the mine is being developed in the gap zone between San Luis and Elena Tolosa.

The only additional mine equipment that will be required for the above mentioned development will be a new jumbo drill and a scooptram, which are currently on order.

Oxide Tailings Preliminary Economic Assessment (PEA)

The company announced a positive PEA of re-treating the Avino mine tailings on April 11, 2017, which included the results from the Company's recent 2016 Resource Estimate (see news release dated September 26, 2016) for the Avino property which included the San Gonzalo Mine, the main Avino Mine system, and the property's Oxide Tailings. The full news release announcing the PEA is on our website at the following link: (click here to view http://www.avino.com/s/news.asp?ReportID=785546, and the full report will be filed on SEDAR and with the U.S. Securities Commission on or before May 26, 2017.

Alternative Tailings Disposal

Management retained the services of SRK Consulting (Canada) Inc. and MPL Mine Paste Ltd. to review the mine operating plan and alternatives for tailings disposal. Additionally, an optimization review of our internal operating plan was carried out resulting in discussions on alternatives to conventional tailings storage and a recommendation to use tailings as backfill. Their recommendation is contingent on a revised internal operating plan, which is underway and is based on using the thickened tails as backfill for ground support underground for the mined out stopes, and tailings disposal into the existing open pit as preferred alternatives to the conventional tailings storage facility (TSF). A revised internal operating plan will be submitted for our consideration; however, in the meantime management felt it prudent to temporarily halt construction of the new TSF to further understand this possible new route, and if the plan is agreed to by the company, a follow up site visit will be planned to implement it.

The advantages to this alternative method of tailings disposal include limited ground disturbance, a reduced footprint on surface from future mining, increased tailings storage capacity, minimal permitting, minimization of social, and community issues, and lower estimated capital expenditures.

Drilling and Exploration Update

The current infill drill program of 3,000 metres and 18 holes in the gap zone between San Luis and Elena Tolosa has recently been expanded to include a further 20 holes as announced in our news release dated April 25, 2017, which can be viewed on our website at the following link http://www.avino.com/s/news.asp?ReportID=787740.

The company has retained Michael O’Brien P.Geo., Pr.Sci.Nat., who is an employee of QG Australia Pty Ltd (an ARANZ Geo Company), and independent of Avino, to update the category of the resource in the gap zone with results of this drilling, as well as to verify the size of the new high grade mineralized zone on Level 4 to the west on San Gonzalo and the results to the west of San Luis, as well as to independently verify the size of the new zones.

The new high grade zone on Level 4 at San Gonzalo has been extensively sampled and those samples have been sent to an independent lab for verification.

Furthermore, a new core storage facility has been erected on site and is being stocked.

Bismuth Removal Testwork

The company has planned a small scale pilot project to test the reduction or removal of bismuth content from the Elena Tolosa concentrate. The process consists of a roasting step followed by leaching of the calcines to remove the Bismuth. Bismuth content can accrue steep penalties at the smelter and removal of it can result in significant revenue gains if successful.

Avino Silver & Gold Mines Ltd. – News Release – May 8, 2017
Avino Silver & Gold Mines Provides Update On Its Avino Property

Zinc Circuit

Testing of the zinc circuit has been ongoing in an effort to improve the San Gonzalo gold and silver recoveries. To date the results of the testing have been varied due to fluctuating zinc feed grades, therefore, more work will be done to establish a marketable product.

Qualified Person(s)

Avino's Mexico projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved this news release.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Avino Silver & Gold Mines Ltd. – News Release – May 8, 2017
Avino Silver & Gold Mines Provides Update On Its Avino Property

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.